[redacted]

12011225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE (City) WA (State) 98109-3031 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. (206) 682-6261 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FREDERIC L. ROEBKE
COMMISSION EXPIRES
NOTARY
PUBLIC
DEC. 1, 2013
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPERATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5.

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

PETERSON SULLIVAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Martin Nelson & Co., Inc. as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Nelson & Co., Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 9, 2012

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$	56,515
Receivable from clearing firm		303,900
Income tax refund receivable		8,580
Prepaid expenses		16,617
Investments		1,784,252
Furniture and equipment, net of accumulated depreciation of $202,662		61,896
	$	2,231,760

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	69,512
Deferred income tax liability		73,000
Total liabilities		142,512
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		2,074,538
		2,089,248
	$	2,231,760

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

Revenues		
Commissions	$	1,196,316
Fees from municipal underwriting		387,753
Gain on securities held for resale		468,709
Realized gain on securities held as investments		39,894
Unrealized loss on securities held as investments		(132,009)
Interest and dividends		128,230
		2,088,893
Expenses		
Compensation and benefits		1,208,713
Rent		199,881
Profit sharing contribution		145,042
Dues and subscriptions		118,596
Taxes, other than on income		117,799
Contributions		53,210
Professional fees		49,694
Interest		39,515
Telephone		29,883
Depreciation		20,416
Auto		19,282
Underwriting expense		14,753
Travel		10,296
Entertainment		4,453
Office supplies		4,367
Insurance		4,124
Other operating expenses		5,325
		2,045,349
Income before taxes		43,544
Income tax benefit		17,831
Net income	**$**	**61,375**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

	Common Stock	Retained Earnings	Total
Balance, December 31, 2010	$ 14,710	$ 2,013,163	$ 2,027,873
Net income for 2011		61,375	61,375
Balance, December 31, 2011	$ 14,710	$ 2,074,538	$ 2,089,248

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income	$	61,375
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		20,416
Deferred tax benefit		(42,500)
Realized gain on securities held as investments		(39,894)
Unrealized loss on securities held as investments		132,009
Donation of securities held as investments		51,155
Changes in operating assets and liabilities		
Accounts receivable		7,000
Income tax refund receivable		(8,580)
Prepaid expenses		3,582
Securities held for resale		705,030
Deposit		50,000
Accounts payable and accrued expenses		(22,307)
Payable to clearing firm		(446,833)
Income tax payable		(16,940)
Cash flows from operating activities		453,513
Cash Flows from Investing Activities		
Purchase of investments		(585,858)
Return of principal of investment		175,000
Purchase of furniture and equipment		(4,584)
Cash flows from investing activities		(415,442)
Increase in cash		**38,071**
Cash Balance, Beginning of Year		18,444
Cash Balance, End of Year	$	56,515
Supplemental Cash Flow Information		
Cash paid during the year for:		
Federal income tax	$	50,317
Interest	$	53,210

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits.

Cash balances are available for immediate withdrawal.

Revenue Recognition

Commissions associated with the securities transactions are recognized on a settlement date basis which is not materially different from transactions recorded on a trade date basis. Fees from municipal underwriting are recognized when the related services are completed. Realized (calculated using the specific identification cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Investments consist of various common stocks and municipal bonds and are carried at fair value. The fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The fair value of municipal bonds is based on observable market inputs and is classified within Level 2 of the fair value hierarchy, consisting of quoted values of similar securities on or around December 31, 2011, as these securities are not traded on a regular basis. One issuer of common stocks represented 13% of all investments as of December 31, 2011

The fair value of investments at December 31, 2011, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Level 2 Inputs	Total
Investments			
Common stocks	$ 1,707,079	$ -	$ 1,707,079
Municipal bonds		77,173	77,173
	$ 1,707,079	$ 77,173	$ 1,784,252

Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2011, the components of net deferred tax liabilities are as follows:

Furniture and equipment	$	10,000
Investments		(83,000)
	$	(73,000)

The income tax expense (benefit) is composed of:

Current provision	$	24,669
Deferred benefit		(42,500)
	$	(17,831)

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2011. Tax years that remain subject to examination are for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the date of the independent auditors' report.

Note 2. Clearing Organization

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Related Party Transactions

The Company has an office lease agreement with a company owned in part by the Company president. The office space is leased under a non-cancelable operating lease expiring on December 31, 2015. The total rent expense paid to the related party amounted to $199,881 for the year ended December 31, 2011. Minimum future lease payments under this non-cancelable operating lease for the next five years ending December 31 are as follows:

2012	$	205,944
2013		211,992
2014		211,992
2015		211,992
	$	841,920

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believe that there are no commitments (other than the non-cancelable lease described in Note 3), guarantees or contingencies that may result in a loss or future obligations as of December 31, 2011

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2011, the Company had computed net capital of $1,600,622, which was in excess of the required net capital level by $1,350,622. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.043 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$ 2,089,248
Deductions:	
Furniture and equipment	61,896
Petty cash	50
Prepaid expenses	16,617
Income tax refund receivable	8,580
	87,143
Haircuts on securities:	
Equity securities	414,645
Debt securities	1,483
Money market accounts	1,367
Undue concentration haircuts	3,345
Add back an allocation of deferred tax associated with haircut on unrealized appreciation of investments	(19,357)
	401,483
Total deductions and haircuts	488,626
Net capital	1,600,622
Minimum net capital	250,000
Excess net capital	$ 1,350,622

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	
Accounts payable and accrued expenses	$ 69,512
Total aggregate indebtedness	$ 69,512

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$ 250,000
Percentage of aggregate indebtedness to net capital	4.3%
Ratio of aggregate indebtedness to net capital	0.043 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2011

Credit balances	$	-
Debit balances		
Excess total credits over debits	$	-
Amount required to be on deposit (Excess credits over debits x 105%)	$	-
Amount held on deposit in reserve bank accounts	$	8,304

MARTIN NELSON & CO., INC.

SCHEDULE III
SCHEDULES OF RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
December 31, 2011

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Excess of total credits over debits as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, per the broker's unaudited Focus Report, Part II A, and net capital per audited financial statements	$ 1,600,622

MARTIN NELSON & CO., INC.

SCHEDULE IV
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2011

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Martin Nelson & Co., Inc. ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 9, 2012